19010720

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-520602

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFA SECURITY ASSET MANAGEMENT INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

704 LISBURN ROAD SUITE 102
(No. and Street)

CAMP HILL	PA	17011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID ENGLEHART
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILKE AND ASSOCIATES LLP
(Name – *if individual, state last, first, middle name*)

1721 COCHRAN RD STE 200	PITTSBURGH	PA	15220
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
FEB 27 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, CURT ZIMMERMANN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFA SECURITY ASSET MANAGEMENT INC, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Acknowledge Statement
State of PA
County of Cumberland
signed and sworn to before me
on this 25t **day of** February
by Curt Zimmermann
Michele Galdino
Notary Public

Commonwealth of Pennsylvania - Notary Seal
Michele Galdino, Notary Public
Cumberland County
My Commission Expires July 16, 2021
Commission Number 1277857

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of PFA Security Asset Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PFA Security Asset Management, Inc. as of December 31, 2018, the related statements of income, changes in stockholder' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of PFA Security Asset Management, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of PFA Security Asset Management Inc.'s management. Our responsibility is to express an opinion on PFA Security Asset Management Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PFA Security Asset Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information in Schedule I, Computation of Net Capital under SEC Rule 15c3-1 and Schedule II, Computation for Identification of Reserve Requirements under SEC Rule 15c3-3 and Supplementary Statements has been subjected to audit procedures performed in conjunction with the audit of PFA Security Asset Management Inc.'s financial statements. The supplemental information is the responsibility of PFA Security Asset Management Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the

WILKE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I, Computation of Net Capital under Rule 15c3-1 and Schedule II, Computation for Identification of Reserve Requirements under SEC Rule 15c3-3 and Supplementary Statements is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wilke & Associates, LLP

Wilke & Associates, LLP
We have served as PFA Security Asset Management Inc.'s auditor since 2018.
Pittsburgh, Pennsylvania
February 1, 2019

PFA SECURITY ASSET MANAGEMENT INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

		2018
ASSETS		
Current Assets		
Cash & Cash Equivalents	$	12,627
Commissions Receivable	$	18,380
Total Current Assets	$	31,007
TOTAL ASSETS	**$**	**31,007**
LIABILITIES & SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$	22,928
Total Current Liabilities	$	22,928
Stockholders' Equity		
Additional Paid In Capital	$	47,216
Common Stock, $1 par value; 1000 shares authorized, issued and outstanding	$	1,000
Accumulated Deficit	$	(35,137)
Treasury Stock, 28 shares at cost	$	(5,000)
Total Equity	$	8,079
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$**	**31,007**

See accompanying notes to the financial statements.

PFA SECURITY ASSET MANAGEMENT INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

	2018
Commission Revenue	$ 1,663,325
Commission Expense	$ (1,590,292)
Net Commission Revenue	$ 73,033
General & Administrative Expenses	
Office Expense	$ 37,338
Legal	$ 20,896
Executive Compensation	$ 9,559
Accounting	$ 4,349
Bank Service Charges	$ 66
Total Expense	$ 72,208
Net Income	**$ 825**

See accompanying notes to the financial statements.

PFA SECURITY ASSET MANAGEMENT INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

		2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	825
(Increase) decrease in Commissions Receivable	$	(2,318)
Increase (decrease) in Accounts Payable	$	(5,631)
Net cash used by Operating Activities	$	(7,124)
Net decrease in Cash and Cash Equivalents	$	(7,124)
Cash and Cash Equivalents at beginning of year	$	19,751
Cash and Cash Equivalents at end of year	**$**	**12,627**

See accompanying notes to the financial statements.

PFA SECURITY ASSET MANAGEMENT INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock					
	Shares	Amount	Paid In Capital	Treasury Stock	Accumulated Deficit	Total Stockholder's Equity
Balance January 1, 2018	1000	$1,000	$47,216	($5,000)	($35,962)	$7,254
Net Income	-	-	-	-	825	825
Capital Transactions	-	-	-	-	-	-
Balance December 31, 2018	1000	$1,000	$47,216	($5,000)	($35,137)	$8,079

See accompanying notes to the financial statements.

PFA Security Asset Management, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2018

NOTE A – BUSINESS ACTIVITIES

PFA Security Asset Management, Inc. (the Company) was incorporated in the state of Arizona effective July 21, 1999 and adopted a calendar year. The Company located in Camp Hill, Pennsylvania is a broker and dealer in securities registered with Securities and Exchange Commissions (SEC) and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(1), which provides an exemption for "Limited Business".

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

Cash includes currency on hand and demand deposits with a financial institution. Cash equivalents are short-term, highly liquid investments readily convertible to known amounts of cash, with a stated maturity of three months or less.

Commissions Receivable

Commissions receivable are stated at the amount management expects to collect from outstanding balances. The Company considers commissions receivable to be fully collectable. Accordingly, there was no allowance for doubtful accounts.

As of December 31, 2018, approximately 69% and 24% of the outstanding commissions receivable are due from two service providers.

Revenue Recognition

Commission revenues are recorded by the Company when the services are rendered.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the report amounts of assets and liabilities, revenues and expenses. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ from the estimates and assumptions used in preparing the accompanying financial statements.

Fair Value Measurements

The carrying values of financial instruments that are current assets or current liabilities are reasonable estimates of fair value given its short-term nature.

Concentrations

The Company's service concentration is focused on the sale of investment company products, variable products and variable insurance contracts.

During 2018, approximately 52% and 34% of the commission revenue was received from two service providers.

Income taxes

Effective July 21, 1999, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, the financial statements do not reflect a provision for income taxes.

The Company is no longer subject to income tax examinations by tax authorities for the years prior to 2015. The open tax year for filing purposes is for the year ended December 31, 2018.

The Company follows the provision of the FASB ASC 740-10-65-1 *Income Taxes Basic Recognition Threshold*, which provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FASB ASC 740-10-65-1 requires the evaluation of tax positions taken by the Company and to determine whether tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. As of December 31, 2018 no tax position taken by the Company would be subject to this provision.

Subsequent Events

Management has evaluated subsequent events and determined there are no subsequent events necessary for disclosure as of the date of the independent auditors' report.

NOTE C – RELATED PARTY DISCLOSURES

Expense Sharing Agreement

The Company has an expense sharing agreement in place with an affiliated entity. The affiliate is responsible for paying most office expenses, including rent, internet, phone, copier machine lease, office supplies, etc., and charges the Company $2,800 per month ($33,600 annually) for these expenses. Renewal fees and annual charges for National Regulatory Services to the Company are $502 per month ($6,024 annually) based on the agreement. As of December 31, 2018, there was $3,177 due to the affiliate, included in the accounts payable within the accompanying financial statements, under this agreement.

Commission Payments

A number of representatives dealing in securities are also stockholders of the Company. During 2018, commissions to the stockholders totaled $1,577,781. As of December 31, 2018, there was $15,714 to the stockholders included in accounts payable.

NOTE D – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital as compared to the corresponding amount reported by the broker-dealer in Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE E – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1) by promptly transmitting all customer funds to the investment company who carries the customer accounts.

NOTE F – SIPC EXCLUSION

Statement Regarding Exclusion from Membership in SIPC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to Exclusion from the Securities Investor Protection corporation (SIPC) for this audit period, which were agreed to by the Company and, where applicable, any relevant parties, solely to assist you and the other relevant parties in evaluating the Company's compliance with the Exclusion from Membership.

The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties relevant to this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

The Company may be excluded from membership in SIPC [SEA Rule 17a-5(e)(4)] due to certain exclusions, which could include one or more of the following: limited to transactions in security futures products, business limited exclusively to the distribution of mutual funds, the sale of variable annuities, the business of insurance, or the furnishing of investment advice to investment companies or insurance company separate accounts, and broker-dealers whose principal business, in determination of SIPC, is outside the United States and its territories. According to a review of the Company's business, it has been determined that the Company is excluded from membership in SIPC; its business was limited to the distribution of shares of registered open-end investment companies or unit investment trusts and/or the sale of variable annuities.

Attached hereto is a copy of the Form SIPC-3 filed by the Company for the audit period.

SCANNED

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] VP 1-4-18

Authorized Signature/Title Date

SIPC-3 2018

8-52062 FINRA DEC 02/07/2000
FFA SECURITY ASSET MANAGEMENT INC
704 LISBURN ROAD STE 102
CAMP HILL, PA 17011

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

mailed 1/9/18

Form SIPC-3

FY 2018

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 12/31/2018 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

PFA SECURITY ASSET MANAGEMENT INC.
DECEMBER 31, 2018
Schedule I – Computation of Net Capital Under SEC Rule15c3-1 and Schedule II – Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition				8,078.87
2.	Deduct ownership equity not allowable for Net Capital				0.00
3.	Total ownership equity qualified for Net Capital				8,078.87
4.	Add:				
	A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital			
	B.	Other deductions of allowable credits		0.00	
				0.00	0.00
5.	Total capital and allowable subordinated liabilities				8,078.87
6.	Deductions and\or charges:				
	A.	Total nonallowable assets from Statement of Financial Condition			
		(1).	Receivables over 30 days	0.00	
		(2).	Prepaid expenses	0.00	
		(3).	Net fixed assets	0.00	
		(4).	Other receivables	0.00	
		(5).	Petty cash	0.00	
		(6).	CRD credit balance	0.00	
		(7).	Other (list)	0.00	
	B.	Secured demand note deficiency		0.00	
	C.	Commodity futures contracts and spot commodities - proprietary capital charges		0.00	
	D.	Other deductions and\or charges		0.00	
				0.00	0.00
					8,078.87
7.	Other additions and\or credits (list)				0.00
8.	Net capital before haircuts on securites positions				8,078.87
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A.	Contractual securities commodities		0.00	
	B.	Subordinated securities borrowings		0.00	
	C.	Trading and investment securities:			
		(1).	Exempted securities	0.00	

	(2).	Debt securities	0.00	
	(3).	Options	0.00	
	(4).	Other securities	0.00	
D.	Undue concentration		0.00	
E.	Other (list)		0.00	
			0.00	0.00

10.	Net capital			8,078.87

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 18)	1,529.29
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	5,000.00
13.	Net capital requirement (greater of line 11 or 12)	5,000.00
14.	Excess net capital (line 10 less line 13)	3,078.87
15.	Excess net capital at 1000% (line 10 less 10% of line 18)	5,786.08

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from Statement of Financial Condition			22,927.94
17.	Add:			
	A.	Drafts for immediate credit	0.00	
	B.	Market value of securities borrowed for which no equivalent value is paid or credited	0.00	
	C.	Other unrecorded amounts (list)	0.00	
			0.00	0.00
18.	Total aggregate indebtedness			22,927.94
19.	Percentage of aggregate indebtedness to net capital (line 18 / line 10)			284%

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At 12/31/2018, the Company had net capital of $8,079 which was $3,079 in excess of its required net capital of $5,000. The Company's net capital ratio was 284%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(1)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

WILKE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

Board of Directors
of PFA Security Asset Management, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by PFA Security Asset Management, Inc. and the SIPC, solely to assist you and SIPC in evaluating PFA Security Asset Management, Inc.'s compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2018, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). PFA Security Asset Management, Inc.'s management is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by PFA Security Asset Management, Inc. for the year ended December 31, 2018 to the total revenues in PFA Security Asset Management, Inc.'s audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by PFA Security Asset Management, Inc. for the year ended December 31, 2018 to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by PFA Security Asset Management, Inc. for the year ended December 31, 2018 and in the related supporting schedules and workpapers, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on PFA Security Asset Management, Inc.'s compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of PFA Security Asset Management, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Wilke & Associates, LLP

Wilke & Associates, LLP
Pittsburgh, Pennsylvania
February 1, 2019

1721 COCHRAN ROAD, SUITE 200, PITTSBURGH, PA 15220 | PHONE: 412.278.2200 | FAX: 412.278.1998 | WILKECPA.COM

PFA SECURITY ASSET MANAGEMENT INC.
DECEMBER 31, 2018

SCHEDULE III

<u>Rule 15c3-3 Exemption Report</u>

This is to certify that, to the best of my knowledge and belief:

PFA Security Asset Management, Inc. is exempt from Rule 15c3-3 reporting pursuant to provision 15c3-3(k)(1) of SEC Rule 15c3-3 (the "exemption provisions").

PFA Security Asset Management, Inc. met the identified provision throughout the year as the company limits their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) and/or insurance products. The company may briefly handle customer funds and/or securities, but promptly transmits such funds and securities received in connection with its broker dealer activities. Additionally, the company does not hold funds or securities for, or owe money or securities to, customers.

PFA Security Asset Management, Inc. has met the identified provision throughout the year without exception.

Thank you,

Curt Zimmermann, President

WILKE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of PFA Security Asset Management, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) PFA Security Asset Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which PFA Security Asset Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provisions) and (2) PFA Security Asset Management, Inc. stated that PFA Security Asset Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. PFA Security Asset Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PFA Security Asset Management Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wilke & Associates, LLP

Wilke & Associates, LLP
Pittsburgh, Pennsylvania
February 1, 2019